Mail Stop 3561


									February 16, 2006




Mr. John T. Wyatt
Chief Executive Officer and President
Cutter & Buck, Inc.
701 N. 34th Street, Suite 400
Seattle, WA 98103


		RE:	Cutter & Buck, Inc.
			Form 10-K for Fiscal Year Ended April 30, 2005 Form 10-K/A for Fiscal Year Ended April 30, 2005
Forms 10-Q for Fiscal Quarters Ended July 31, 2005 and October 31,
2005
Filed July 14, 2005, August 26, 2005, September 9, 2005 and
December
9, 2005
			File No.  0-26608

Dear Mr. Wyatt:

		We have reviewed your responses in your letter dated February 10, 2006 and have the following additional comment.

		We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended April 30, 2005


Notes to Consolidated Financial Statements, page 32

General

1. We read your response to comment 4 in our letter dated January
27,
2006. In order to better understand how you concluded that you have only one operating segment, please provide us the following:
* The name and position of your chief operating decision maker;
* A complete copy of the year end, as well as most recent, internal management report provided to your chief operating decision maker that includes your operating results;
* A copy of the package given to the Board of Directors for the same time periods; and
* An organizational chart detailing your management structure under the chief operating decision maker as it relates to managing the operational aspects of your business.
Additionally, please tell us the measure(s) that your CODM uses to evaluate and allocate resources to your business units. For each measure that you list, as well as for revenues and gross margin and
"direct gross margin," please provide us your computation of these measures for the last five years and demonstrate how that information supports the similarity of the economic characteristics of your business units. If after reassessing the criteria in SFAS 131, you now believe that you have separate operating and reportable segments, please revise your future financial statements accordingly.

		As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please ensure the response letter provides any requested supplemental information. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

		You may contact Anthony Watson, Staff Accountant, at
(202)
551-3318 or, in his absence, Robyn Manuel at (202) 551-3823 or me at
(202) 551-3843 if you have questions regarding comments on the financial statements and related matters.

									Sincerely,



									George F. Ohsiek, Jr.
									Branch Chief
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Mr. John T. Wyatt
Cutter & Buck, Inc.
February 16, 2006
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